                Writers Direct Contact
(650) 813-5642
SSchrader@mofo.com
February 22, 2006

By Telefacsimile and Mail

Elaine Wolff
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Essex Property Trust, Inc.
        Registration Statement on Form S-3
        File No. 333-131178
        Filed January 20, 2006

Dear Ms. Wolff:

On behalf of our client, Essex Property Trust, Inc. (“Essex” or the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of February 1, 2006. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Selling Stockholders, page 21

1.
The selling stockholder table must reflect all shares owed by the selling stockholders prior to the offering pursuant to Item 507 of Regulation S-K. Please revise to reflect all shares owned by the selling stockholders prior to the offering or advise us why you indicate in the first paragraph of this section that you are not aware of all the shares owned by the selling stockholders other than the ones offered on this registration statement.

         RESPONSE:

In response to this comment, we hereby advise the Staff that the selling stockholders are third parties, who are independent of Essex, and Essex may not necessarily have timely and complete information as to their holdings of Essex common stock. The share amounts set forth in the selling stockholder table are based upon information previously provided to Essex by the selling stockholders or their representatives, or Essex’s records, and is accurate to the best of Essex’s knowledge. It is possible, of course, that the selling stockholders may acquire or dispose of additional shares of common stock after the date of the prospectus.

In response to this comment, we would also propose to revise the first paragraph under the caption “Selling Stockholders”, on page 21 of the Registration Statement, to the following:

“The following table sets forth, to our knowledge, information about the selling stockholders as of January 20, 2006. The share amounts set forth in the table are based upon information provided to us by these selling stockholders or their representatives as of recent dates, or our records, and such amounts are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.”

2.
In addition and as a related matter, it is unclear how you determined that the shares owned after the offering by each selling stockholder reflect totals less than 1% of the total outstanding number of shares if you are unaware of all shares owned prior to the offering. Please revise the last column to reflect the true percentage of shares owned after the offering by those shareholders once you have determined and disclosed their current ownership.

        RESPONSE:

In response to this comment, we hereby advise the Staff that, as discussed with respect to the prior comment, the share amounts set forth in the table are accurate to the best of Essex’s knowledge, and, based upon such amounts, each selling stockholder would, after the offering, own less than 1% of the outstanding shares of Essex common stock.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:  Keith Guericke, Essex Property Trust, Inc.
    Michael Dance, Essex Property Trust, Inc.